Exhibit 99.6

#770 – 800 West Pender Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.	August 14, 2014
For Immediate Release	NR#14-12

MAG SILVER REPORTS SECOND QUARTER FINANCIAL RESULTS

Vancouver, B.C. MAG Silver Corp. (TSX: MAG; NYSE MKT: MVG) (“MAG” or the “Company”) announces the Company’s unaudited financial results for the three and six months ended June 30, 2014.  For complete details of the second quarter unaudited Condensed Interim Consolidated Financial Statements and related Management’s Discussion and Analysis, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).  All amounts herein are reported in United States dollars unless otherwise specified.

At June 30, 2014, the Company had working capital of $19,537,261 (compared to $33,874,230 at June 30, 2013), including cash of $18,161,425 (compared to $33,402,419 at June 30, 2013).  However, subsequent to the quarter end, on July 16, 2014, the Company closed a bought deal financing and issued 7,712,000 common shares, at C$10.25 per share, for gross proceeds of C$79,048,000.  In addition, the Company has received notice from the underwriters of their intention to exercise the balance of the over-allotment option, representing an additional 706,000 commons shares to be issued at C$10.25 per share.  The additional gross proceeds on closing, expected on or about August 18, 2014, are C$7,236,500, after which the Company’s cash position will be approximately US$90 million with no debt.

The primary use of cash in the period ended June 30, 2014 was to fund operations.  During the six months ended June 30, 2014, advances to Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”) combined with MAG’s own oversight expenditures, totaled $1,837,444 (June 30, 2013: $1,301,947). The Company makes cash deposits to Minera Juanicipio as cash called by operator Fresnillo plc (“Fresnillo”), based on approved joint venture budgets. Subsequent to the quarter end, the Company advanced an additional $2.75 million to Minera Juanicipio, representing its 44% share of a $6.25 million cash call to fund exploration and initial ramp development through November 2014.

The Company’s net loss for the three and six months ended June 30, 2014 amounted to $2,057,075 and $3,150,237 respectively (June 30, 2013: $10,220,693 and $11,878,766 respectively) or $0.03/share and $0.05/share respectively (June 30, 2013: $0.17/share and $0.20/share respectively).  The net loss decreased in the current periods primarily as a result of no exploration and evaluation costs write-offs in the current three and six month periods (June 30, 2013: $8,422,283 for both three and six month periods).

Project Updates

During the second quarter, the Company announced an updated independent Mineral Resource estimate for the Juanicipio Property completed by Roscoe Postle Associates Inc. (see Press Release May 27, 2014).  The updated estimate reflects the results of 40 infill holes drilled in 2012 and 2013, and is based on drill results available as of December 31, 2013.  The new estimate demonstrates conversion of previously classified Inferred Resources into the Indicated category and defines a separate deep lower grade resource.  An amended and restated NI 43-101 technical report documenting the updated Mineral Resource estimate was filed on SEDAR on July 3, 2014.

Along with some detailed engineering work, the ramp advancement is the primary development activity ongoing at Juanicipio.  The ramp decline is currently advancing with conventional drill and blast cycles as well as with the continuous miner. To date, over 440 metres have been advanced on the ramp, but an indicative advance rate of what can be achieved on a consistent basis, can only be established once the ramp advances through the poor quality rocks of the near surface zone.  As reported by Fresnillo based on geotechnical drill holes, as at the end of July 2014 there was approximately 30 additional metres of advance required before the expected better rock quality is encountered.  In addition to the Juanicipio development work, exploration to seek new veins and trace structures and veins in neighbouring parts of the district onto the Minera Juanicipio joint venture ground is also planned in the second half of 2014.

No active exploration is currently being undertaken on the Company’s 100% owned Cinco de Mayo property, as the Company remains in the process of negotiating a renewed surface access agreement with the local Ejido.  The overall timeline to successful resolution and renewed surface access is not determinable at this time, and will depend upon various factors including but not limited to: the ability of the Company to arrive at a settlement agreement that would be fully supported by the majority of the Ejido; and, the ability of the Ejido to conduct a properly constituted Assembly meeting, with quorum, and favourable outcome.

At Salamandra, where the Company has an option to earn up to 70% of the property, Phase 1 and Phase 2 drill programs are now complete (see press releases March 17 and July 21, 2014 respectively). The system remains open in all directions but prior to further drilling, MAG will review the drilling data to date, and build a 3 dimensional model of the system.  This model will be used to revisit and reinterpret existing geophysical data with much greater precision both in the known mineralized areas and potentially covered mineralized areas.  The Company expects that a number of new drill targets will emerge from this review.

About MAG Silver Corp. (www.magsilver.com )
MAG Silver Corp. (MAG: TSX, MVG: NYSE MKT) is focused on advancing two significant projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. Currently, we are advancing the underground decline towards the high grade Valdecañas Silver vein and delineating the Desprendido and Juanicipio discoveries in Zacatecas State, all within the joint venture between MAG Silver (44%) and Fresnillo PLC (56%). In addition, we are negotiating surface access in order to further delineate our district scale, 100% owned Cinco de Mayo property in Chihuahua state, where two new silver, lead, zinc discoveries are opening up further growth opportunities for MAG Silver Corp.

On behalf of the Board of
MAG SILVER CORP.

"Larry Taddei"
Chief Financial Officer

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, VP Investor Relations and Communications

Website:	www.magsilver.com	Email:	info@magsilver.com
Phone:	(604) 630-1399	Fax:	(604) 681-0894
Toll free:	(866) 630-1399

Neither the Toronto Stock Exchange nor the NYSE MKT has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html